[Letterhead of Targeted Genetics Corporation]

February 8, 2007

VIA FACSIMILE (202-772-9217) AND EDGAR

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Song P. Brandon, Esq.

Re:	Targeted Genetics Corporation - Request for Acceleration of Effectiveness of Registration Statement on Form S-3, Commission File No. 333-140187

Dear Mr. Riedler,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Targeted Genetics Corporation (the “Company”) hereby requests that the effective date of its Registration Statement on Form S-3, Registration No. 333-140187 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at the later of: (a) 4:00 p.m., Eastern Standard Time, Thursday, February 8, 2007, or as soon as practicable thereafter; and (b) such later time as the Company may request by telephone to the Commission. The Company hereby authorizes Stephen M. Graham or Lewis S. Malakoff of Orrick, Herrington & Sutcliffe LLP, counsel for the Company, to make such a request on its behalf.

Very truly yours, TARGETED GENETICS CORPORATION

/s/ David J. Poston

David J. Poston Vice President Finance and Chief Financial Officer

cc:       Orrick, Herrington & Sutcliffe LLP